UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

October 01, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 01 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/10/2026	875,000	£ 35.9650	£ 35.0450	£ 35.5937	LSE	GBP
01/10/2026	-	-	-	-	Chi-X (CXE)	GBP
01/10/2026	-	-	-	-	BATS (BXE)	GBP
01/10/2026	425,000	€ 42.3450	€ 41.1700	€ 41.7419	XAMS	EUR
01/10/2026	-	-	-	-	CBOE DXE	EUR
01/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261001_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/2e8303a0-f811-48f3-933c-8aed96d1d3bc)

Transaction in Own Shares

October 02, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 02 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/10/2026	950,000	£ 36.2500	£ 35.6750	£ 35.9922	LSE	GBP
02/10/2026	-	-	-	-	Chi-X (CXE)	GBP
02/10/2026	-	-	-	-	BATS (BXE)	GBP
02/10/2026	475,000	€ 42.7400	€ 42.0750	€ 42.4470	XAMS	EUR
02/10/2026	-	-	-	-	CBOE DXE	EUR
02/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261002_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/beef0f2b-79c9-4b39-91ec-297aa34b646c)

Transaction in Own Shares

October 05, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 05 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/10/2026	825,000	£ 36.3750	£ 35.7950	£ 36.1340	LSE	GBP
05/10/2026	-	-	-	-	Chi-X (CXE)	GBP
05/10/2026	-	-	-	-	BATS (BXE)	GBP
05/10/2026	380,000	€ 43.1050	€ 42.3550	€ 42.7918	XAMS	EUR
05/10/2026	-	-	-	-	CBOE DXE	EUR
05/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261005_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/bcecb96e-b5ce-418d-a4d0-e8ecaee0c4c7)

Transaction in Own Shares

October 06, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 06 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/10/2026	925,000	£ 36.6250	£ 35.8950	£ 36.3305	LSE	GBP
06/10/2026	-	-	-	-	Chi-X (CXE)	GBP
06/10/2026	-	-	-	-	BATS (BXE)	GBP
06/10/2026	475,000	€ 43.2550	€ 42.4450	€ 42.9463	XAMS	EUR
06/10/2026	-	-	-	-	CBOE DXE	EUR
06/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261006_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/707540b8-fc06-40eb-a451-45cca7213ef8)

Transaction in Own Shares

October 07, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 07 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/10/2026	925,000	£ 36.9850	£ 36.4000	£ 36.6502	LSE	GBP
07/10/2026	-	-	-	-	Chi-X (CXE)	GBP
07/10/2026	-	-	-	-	BATS (BXE)	GBP
07/10/2026	425,000	€ 43.8250	€ 43.1450	€ 43.4769	XAMS	EUR
07/10/2026	-	-	-	-	CBOE DXE	EUR
07/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261007_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/4aca7c1d-56cf-4949-91d7-93c0ee70e0ff)

Transaction in Own Shares

October 08, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 08 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/10/2026	600,000	£ 37.8100	£ 36.8850	£ 37.5069	LSE	GBP
08/10/2026	-	-	-	-	Chi-X (CXE)	GBP
08/10/2026	-	-	-	-	BATS (BXE)	GBP
08/10/2026	330,000	€ 44.7750	€ 43.6550	€ 44.3269	XAMS	EUR
08/10/2026	-	-	-	-	CBOE DXE	EUR
08/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261008_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/16352ccf-0a4f-483f-9189-1562e3966441)

Transaction in Own Shares

October 09, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 09 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/10/2026	1,010,530	£ 38.0600	£ 37.3150	£ 37.8622	LSE	GBP
09/10/2026	-	-	-	-	Chi-X (CXE)	GBP
09/10/2026	-	-	-	-	BATS (BXE)	GBP
09/10/2026	374,808	€ 45.1550	€ 44.1900	€ 44.7485	XAMS	EUR
09/10/2026	-	-	-	-	CBOE DXE	EUR
09/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261009_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/9a51ae7a-e9b8-4f92-8632-c4833aea2867)

Transaction in Own Shares

October 12, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 12 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/10/2026	750,000	£ 38.5500	£ 37.8850	£ 38.2448	LSE	GBP
12/10/2026	-	-	-	-	Chi-X (CXE)	GBP
12/10/2026	-	-	-	-	BATS (BXE)	GBP
12/10/2026	475,000	€ 45.8100	€ 44.9100	€ 45.4085	XAMS	EUR
12/10/2026	-	-	-	-	CBOE DXE	EUR
12/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261012_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/959b0887-f2d3-4e90-94d5-c63e49576e9f)

Transaction in Own Shares

October 13, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 13 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/10/2026	996,447	£ 38.6850	£ 38.2700	£ 38.4934	LSE	GBP
13/10/2026	-	-	-	-	Chi-X (CXE)	GBP
13/10/2026	-	-	-	-	BATS (BXE)	GBP
13/10/2026	509,472	€ 45.9700	€ 45.3900	€ 45.7213	XAMS	EUR
13/10/2026	-	-	-	-	CBOE DXE	EUR
13/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261013_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7eb3c152-1311-45dd-9e61-47b9346ad94a)

Transaction in Own Shares

October 14, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 14 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/10/2026	850,000	£ 39.1900	£ 38.8650	£ 39.0450	LSE	GBP
14/10/2026	-	-	-	-	Chi-X (CXE)	GBP
14/10/2026	-	-	-	-	BATS (BXE)	GBP
14/10/2026	400,000	€ 46.6700	€ 46.1750	€ 46.4664	XAMS	EUR
14/10/2026	-	-	-	-	CBOE DXE	EUR
14/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261014_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/67251712-aab0-41e5-84e7-4fa07ce6ff1b)

Transaction in Own Shares

October 15, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 15 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/10/2026	1,100,000	£ 39.3650	£ 39.0500	£ 39.1691	LSE	GBP
15/10/2026	-	-	-	-	Chi-X (CXE)	GBP
15/10/2026	-	-	-	-	BATS (BXE)	GBP
15/10/2026	550,000	€ 46.7350	€ 46.3550	€ 46.5013	XAMS	EUR
15/10/2026	-	-	-	-	CBOE DXE	EUR
15/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261015_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/177b0aaa-a701-4784-8d5c-2cb5b9d1ccd3)

Transaction in Own Shares

October 16, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 16 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/10/2026	932,870	£ 39.4900	£ 38.9600	£ 39.3097	LSE	GBP
16/10/2026	-	-	-	-	Chi-X (CXE)	GBP
16/10/2026	-	-	-	-	BATS (BXE)	GBP
16/10/2026	477,466	€ 47.0250	€ 46.2300	€ 46.8413	XAMS	EUR
16/10/2026	-	-	-	-	CBOE DXE	EUR
16/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261016_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/8ea88da5-1837-4fd3-a2ee-3a89d496f811)

Transaction in Own Shares

October 19, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 19 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/10/2026	1,050,000	£ 39.6300	£ 39.2000	£ 39.3926	LSE	GBP
19/10/2026	-	-	-	-	Chi-X (CXE)	GBP
19/10/2026	-	-	-	-	BATS (BXE)	GBP
19/10/2026	500,000	€ 47.2600	€ 46.7450	€ 46.9854	XAMS	EUR
19/10/2026	-	-	-	-	CBOE DXE	EUR
19/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261019_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/1fd82dcb-c34c-4077-926f-38b1a1920248)

Transaction in Own Shares

October 20, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 20 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/10/2026	1,150,000	£ 39.7450	£ 38.7700	£ 39.2435	LSE	GBP
20/10/2026	-	-	-	-	Chi-X (CXE)	GBP
20/10/2026	-	-	-	-	BATS (BXE)	GBP
20/10/2026	550,000	€ 47.5050	€ 46.3650	€ 47.0001	XAMS	EUR
20/10/2026	-	-	-	-	CBOE DXE	EUR
20/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261020_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/3d44bb85-fec3-44d6-bbf8-14047041d576)

Transaction in Own Shares

October 21, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/10/2026	1,025,000	£ 39.3800	£ 39.0700	£ 39.2159	LSE	GBP
21/10/2026	-	-	-	-	Chi-X (CXE)	GBP
21/10/2026	-	-	-	-	BATS (BXE)	GBP
21/10/2026	525,000	€ 47.1300	€ 46.7550	€ 46.9521	XAMS	EUR
21/10/2026	-	-	-	-	CBOE DXE	EUR
21/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261021_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7771fa32-e01d-4858-9ecb-da7521c75033)

Transaction in Own Shares

October 22, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 22 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/10/2026	1,075,000	£ 39.7050	£ 38.8900	£ 39.3207	LSE	GBP
22/10/2026	-	-	-	-	Chi-X (CXE)	GBP
22/10/2026	-	-	-	-	BATS (BXE)	GBP
22/10/2026	535,000	€ 47.6000	€ 46.5900	€ 47.1506	XAMS	EUR
22/10/2026	-	-	-	-	CBOE DXE	EUR
22/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261022_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/2cef56db-d4dd-4b23-912d-e382b6b26bec)

Transaction in Own Shares

October 23, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 23 October 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/10/2026	1,027,233	£ 40.3500	£ 39.3850	£ 39.9570	LSE	GBP
23/10/2026	-	-	-	-	Chi-X (CXE)	GBP
23/10/2026	-	-	-	-	BATS (BXE)	GBP
23/10/2026	515,198	€ 48.3550	€ 47.2100	€ 47.8722	XAMS	EUR
23/10/2026	-	-	-	-	CBOE DXE	EUR
23/10/2026	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 July 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 30 July 2026 up to and including 23 October 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20261023_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/4a282a96-2b02-4614-83a9-5893f817c612)

Transaction in Own Shares

29 October, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 October, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/10/2026	821,526	£41.0800	£39.9400	£40.5003	LSE	GBP
29/10/2026	209,477	£41.0950	£39.9350	£40.5394	Chi-X (CXE)	GBP
29/10/2026	67,997	£41.0900	£39.9450	£40.5697	BATS (BXE)	GBP
29/10/2026	481,906	€49.3200	€47.9400	€48.5187	XAMS	EUR
29/10/2026	205,030	€49.3000	€47.9700	€48.5086	CBOE DXE	EUR
29/10/2026	26,758	€49.2000	€48.0300	€48.5050	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme announced on 29 October 2026.

In respect of this programme, BNP Paribas (with respect to the on-market limb) and Natixis (with respect to the off-market limb) will make trading decisions in relation to the securities independently of the Company for a period from 29 October 2026 up to and including 29 January 2027.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP Paribas and Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  SHELL_RNS_Report_PDF-20261029Cons (https://ml-eu.globenewswire.com/Resource/Download/b2293e73-9684-423a-9e29-f7ee574441d2)

Transaction in Own Shares

30 October, 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 October, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/10/2026	735,554	£40.7450	£40.2900	£40.4974	LSE	GBP
30/10/2026	225,426	£40.7350	£40.2900	£40.5030	Chi-X (CXE)	GBP
30/10/2026	133,020	£40.7300	£40.3100	£40.4838	BATS (BXE)	GBP
30/10/2026	484,146	€49.0650	€48.4900	€48.7679	XAMS	EUR
30/10/2026	208,196	€49.0650	€48.5000	€48.7676	CBOE DXE	EUR
30/10/2026	21,118	€49.0650	€48.5750	€48.7651	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme announced on 29 October 2026.

In respect of this programme, BNP Paribas (with respect to the on-market limb) and Natixis (with respect to the off-market limb) will make trading decisions in relation to the securities independently of the Company for a period from 29 October 2026 up to and including 29 January 2027.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP Paribas and Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  SHELL_RNS_Report_PDF-2026 10 30Cons (https://ml-eu.globenewswire.com/Resource/Download/97ff0842-34d5-4709-a30a-95f551c53484)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: November 2, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary